November 30, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mathew C. Bazley

  Re:
  Seneca Gaming Corporation
  Registration Statement on Form S-4
  File No. 333-128443

Dear Mr. Bazley:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Seneca Gaming Corporation (the "Company") in the letter dated October 18, 2005 (the "Comment Letter") addressed to John Pasqualoni.

        On behalf of the Company, I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Table of Contents, page i

1.
It is not clear why the bolded paragraph below the table of contents refers to incorporated information. It does not appear that you have incorporated any information into this prospectus. Please revise your disclosure here and elsewhere as appropriate.

  References to incorporated information have been deleted in the bolded paragraph below the table of contents and elsewhere as appropriate.

2.
Please include the Item 2 of Form S-4 information with the table of contents so that it appears together on one page.

  The Item 2 of Form S-4 information has been repositioned from page ii to the third paragraph following the table of contents.

Where You Can Find More Information, page iii

3.
The summary should directly follow the table of contents page. Please revise accordingly.

  The Prospectus Summary has been repositioned to directly follow the table of contents page. "Where You Can Find More Information" now immediately follows "Experts," and "Special Note Regarding Forward Looking Statements" and "Industry and Market Data" now immediately follow Risk Factors.

4.
Please remove the statement in the second paragraph that you are not currently subject to the information and periodic reporting requirements of the Exchange Act.

  The referenced statement has been removed.

5.
Please revise to reflect the SEC's new address: 100 F Street, NE, Washington, DC 20549.

  The requested revision has been made.

Industry and Market Data, page iv

6.
Please delete your statements that the market data may not be accurate and that investors should not rely on such data when making an investment decision. It is inappropriate to state or imply that investors may not rely on information you have included in the prospectus.

  The requested deletion has been made.

Prospectus Summary, page 1

7.
Please revise the summary to be more concise. The summary should be brief and provide just a brief overview of the key aspects of the offering. Refer to Item 503 of Regulation S-K and the instructions thereto. For example, detailed information about pending legal actions and your marketing strategy are not appropriate in the summary section.

  The Prospectus Summary has been revised to be more concise. The revisions include the deletion of detailed information about pending legal actions and our marketing strategy.

8.
Reference is made to the section labeled "The Issuer", "Seneca Niagara Casino" and "Seneca Allegany Casino." We note that you present the non-GAAP financial measure of EBITDA for the twelve months period ended June 30, 2005. Please revise your disclosure to present a reconciliation of EBITDA to the most directly comparable GAAP financial measure and a statement disclosing the reason you believe the presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. Your revised disclosure should indicate whether management uses the measure as a liquidity measure or an operating performance measure. Also, please revise to provide equally prominent disclosure of the most comparable GAAP measure wherever EBITDA is disclosed in the filing. See Item 10(e) of Regulation S-X for guidance.

  We have deleted the EBITDA presentations in the Prospectus Summary and Business sections of the Prospectus.

9.
Reference is made to the section labeled "Seneca Niagara Casino Expansion" and "Seneca Allegany Casino Expansion". It appears that because you terminated Klewin as construction manager, you have concluded that the expected cost of constructing the Seneca Niagara luxury hotel will exceed $153 million (the initial expected cost). In this regard, please disclose in your MD&A an estimate or range of the expected cost and the future impact this higher cost will have on your statement of operations. Your disclosure should include, but not be limited to, a discussion as to whether the excess cost will be recoverable or will be recognized as an impairment charge in the period incurred, supported with facts and circumstances for your conclusion. This disclosure should also discuss the expected impact on operations regarding the termination of Klewin for the construction of the Seneca Allegany Casino's 220-room hotel.

  We have provided the requested additional disclosure in our MD&A.

Selected Quarterly Data

10.
Please revise your filing to include selected quarterly data presented in accordance with Item 302 of Regulation S-K.

  We note that pursuant to Item 302(a)(5) of Regulation S-K, Item 302(a) is not applicable to us since we have no securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act. Accordingly, we have not included the selected quarterly financial data contemplated by Item 302(a) in our filing. We are a 15(d) registrant and file the reports required by Section 15(d) of the Exchange Act (and please also note our response to comment 40 in this regard).

The Exchange Notes, page 14

11.
Please revise the "Guarantees" subsection to state, if true, that the notes are "fully and unconditionally" guaranteed by your subsidiaries. Revise throughout as necessary.

  The "Guarantees" subsection has been revised to provide that the notes will be "fully and unconditionally" guaranteed. This subsection has been further revised to provide that the guarantees will be subject to a standard limitation (described below) and to release under certain circumstances, and to cross reference to the relevant disclosure in the "Description of the Exchange Notes" where the limitation and release circumstances are described. The "Description of the Exchange Notes" has been revised to provide that the notes also will be "fully" guaranteed. With respect to the referenced "limitation," obligations of each subsidiary guarantor are limited to the maximum amount as will, after giving effect to all other liabilities of such subsidiary guarantor and after giving effect to any collections from or payments made by any other subsidiary guarantor in respect of the obligations of such other subsidiary guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such subsidiary guarantor under its guarantee not constituting a fraudulent conveyance under applicable law.

Risk Factors, page 17

12.
Please delete language in the introductory paragraph that suggests or implies that all material risks are not described. You are required to disclose all material risks; if risks are not material, please do not reference them.

  The introductory paragraph has been revised to eliminate everything but the first sentence, which first sentence has been modified to delete the words "or incorporated by reference."

Your ability to enforce your rights or have an adequate remedy against the Nation. .., page 19

13.
The last paragraph of this section indicates that you have not waived sovereign immunity from private civil suits, including those involving violations of federal securities laws. Please provide us with a detailed legal analysis as to how this comports with your obligations under the federal securities law.

  Overview. Although we have not waived sovereign immunity with respect to private civil suits brought under federal securities laws, we are subject to federal securities laws, must comply with such laws and could be liable with respect to any civil or criminal enforcement action brought by the United States government. We have revised the referenced risk factor to state that we are subject to federal securities laws. Even though we are subject to federal securities laws, have an obligation to comply with such laws and may be liable with respect to any action brought by the United States government, since Congress has not limited or abrogated our sovereign immunity with respect to private civil suits under federal securities laws and we have not waived our sovereign immunity with respect to such suits, noteholders may not have any remedy against us for violations of federal securities laws.

  We are Subject to Federal Securities Laws and Must Comply with Such Laws. Although we are subject to federal securities laws and must comply with such laws, we have not waived sovereign immunity with respect to private civil actions brought under federal securities laws.

  "[W]hether an Indian tribe is subject to a statute and whether the tribe may be sued for violating the statute are two entirely different questions. .. there is a difference between the right to demand compliance with. .. laws and the means available to enforce them."' Florida Paraplegic Association v. Miccosukee Tribe of Indians of Florida, 166 F. 3d. 1126, 1130 (11th Cir. 1999) (emphasis in original) citing Kiowa Tribe v. Manufacturing Technologies, Inc., 523 U.S. 751, 755 (1998). As the court in Florida Paraplegic Association explained, "[t]his principle. .. simply spells out the distinction between a right and remedy. .. ." 166 F.3d at 1130.

  It is "well settled" that an Indian tribe is not subject to suit unless the tribe expressly waives its immunity or Congress expressly abrogates it. Santa Clara Pueblo v. Martinez, 436 U.S. 49, 58 (1978); Krystal Energy Company v. Navajo Nation, 357 F.3d 1055, 1056 (9th Cir. 2004). "Immunity from suit has been recognized by the courts of this country as integral to the sovereignty and self-governance of Indian tribes." Krystal Energy Company, 357 F. 3d at 1056. Any waiver of this sovereign immunity must be "`unequivocally expressed' and cannot be implied." Santa Clara Pueblo, 436 U.S. at 58 (Congressional waiver must be explicit)1. See also Krystal Energy Company, 357 F.3d at 1056; and Bottomly v. Passamaquoddy Tribe, 599 F.2d 1061, 1066 (1st Cir. 1979) (tribal waiver must be explicit).

  We have not explicitly waived our sovereign immunity with respect to private civil suits brought under federal securities laws. Further, Congress did not abrogate the sovereign immunity of Indian tribes in enacting the securities laws—to do so, they would have had to explicitly provided for such an abrogation with definitive language in the securities laws. As held by the Eleventh Circuit in Florida Paraplegic Association, a waiver of sovereign immunity by Congress can only be found where "the definitive language of the statute itself states an intent either to abolish Indian tribes' common law immunity or to subject tribes to suit under the act." 166 F.3d 1126, 1131 (1999). There is no mention of Indians or Indian tribes in the securities laws. Accordingly, Congress did not abrogate tribal sovereign immunity when they enacted the securities laws. See Leigh v. Blackfeet Tribe of the Blackfeet Indian Reservation, 1990 WL 122398, *1 (D. Mass 1990) (finding while the definition of a "person" in the Securities Exchange Act of 1934 places an Indian tribe "within the scope of the Act," nothing in the act was "an express unequivocal waiver of immunity, as required by Santa Clara.").

  The United States Government May Enforce the Securities Laws Against Us. The United States may pursue civil or criminal enforcement actions against us and such actions will not be barred by tribal sovereign immunity. Florida Paraplegic Association, 116 F. 3d at 1134 citing Reich v. Mashantucket Sand & Gravel, 95 F.3d 174, 182 (2d Cir. 1996). See also Quileute Indian Tribe v. Babbitt, 18 F.3d 1456, 1459-60 (9th Cir. 1994) (tribal sovereignty does not extend to prevent the federal government from exercising its superior sovereign powers). Accordingly, the federal government may enforce violations of the securities laws against tribal entities as it could against any other entity. See Florida Paraplegic Association, 116 F. 3d at 1135 (the Attorney General may pursue an action against Indian tribes failing to comply with Title III just as it may enforce the action against any other entity that violates the statute).

1
In Santa Clara Pueblo, the Supreme Court considered the issue of whether an Indian tribe was subject to private civil actions for violations of the Indian Civil Rights Act of 1968 (the "ICRA"). The ICRA imposes a number of restrictions upon tribal governments similar, but not identical, to those contained in the United States Constitution, including that "'no Indian tribe . . . shall . . . deny to any person within its jurisdiction the equal protection of its laws."' Santa Clara Pueblo, 436 U.S. at 50. In Santa Clara Pueblo, a female member of the Santa Clara Pueblo claimed a tribal ordinance denying membership in the tribe to children of female members who marry outside the tribe, while extending membership to children of male members who marry outside the tribe, was a violation of the ICRA. The Court of Appeals implied a waiver of sovereign immunity, reasoning that "'since [the ICRA] was designed to provide protection against tribal authority, the intention of Congress to allow suits against the tribe was an essential aspect [of the ICRA]. Otherwise, it would constitute a mere unenforceable declaration of principles."' Id. at 56 (emphasis added). The Supreme Court reversed, holding that even though respondents, "American Indians living on the Santa Clara Reservation, are among the class for whose special benefit [the ICRA] was enacted," nothing in the ICRA explicitly waived a tribe's sovereign immunity and such waiver could not be implied. Id.

  While it may seem inequitable to provide statutory remedies within the securities laws but no means for individuals to enforce those remedies, this is not an uncommon or unexpected result. See Florida Paraplegic Association, 116 F. 3d at 1134 ([t]the juxtaposition of Title III's applicability to the Miccosukee Tribe with the tribe's sovereign immunity from suit by disabled individuals may be troubling, but it is not unprecedented). As the court in Florida Paraplegic Association noted, the Supreme Court in Santa Clara Pueblo recognized "Congress could enact a statute with substantive limitations on Indian tribes without providing any means for most individuals protected by the law to enforce their rights in federal court." Florida Paraplegic Association, 116 F. 3d at 1126 (emphasis added).

We compete with casinos, other forms of gaming and other resort. .., page 22

14.
Please revise to condense the risk into a discussion that is no more than a few short paragraphs in length, or break down the competition risk factor into separate parts. Instead of providing so much detail regarding the competitive businesses in the region, instead focus on disclosing how those other gaming operations or resort properties pose a threat to your business.

  The risk factor has been broken down into separate parts and condensed.

Terms of the Exchange Offer, page 31

15.
We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-l(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

  The requested revision has been made to the sections of the Form S-4 entitled "The Exchange Offer—Terms of the Exchange Offer", "—Determination of Validity", "—Withdrawal of Tenders", and "—Conditions."

Expiration Date; Extension; Amendments, page 33

16.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

  We confirm that the offer will be open at least through midnight on the twentieth business day and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

17.
We note your reservation of the right to amend the terms of the offer in any manner. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

  The requested revision has been made to the section of the Form S-4 entitled "The Exchange Offer—Expiration Date; Extension; Amendments."

Cash Flows—Investing Activities, page 52

18.
Please include a short description of collateralized market auction preferred stock.

  We have included a short description of collateralized market auction preferred stock.

Contractual Obligations, page 55

19.
We note footnote 2. Please consider separating the interest payments for the Term Loan from other interest payments either by including another row in the table or in a footnote.

  We have revised the table to include a separate row for interest payments on each of the Term Loan and the 2004 notes.

20.
Please provide footnote disclosure to your table of contractual commitments disclosing the additional debt that has been issued by the Company since September 30, 2004. Also, please provide footnote disclosure to the table explaining how the termination of the construction contract with Klewin is expected to impact construction costs for the Seneca Niagara Casino project.

  We have revised the footnotes to the table to disclose the 2005 notes, the only additional debt issued since September 30, 2004, and the currently expected increase in construction costs for the Seneca Niagara Casino luxury hotel. We note that the expected increase in construction costs is attributable to factors that existed prior to the termination of the construction contract with Klewin and not to the actual termination of such construction contract (although in light of our position that the contract was a maximum price contract, the termination of the contract with Klewin could be deemed to have triggered the expected increase in construction costs).

New Accounting Pronouncements, page 56

21.
We note from your disclosure that there are no accounting standards that have not yet been adopted which are expected to have a material impact on your financial statements. In this regard, please expand your disclosure in MD&A and the notes to the financial statements to include: 1) a brief description of these new standards; 2) the date that adoption is required and the date that you plan to adopt, if earlier; and 3) a discussion of the methods of adoption allowed by the standards and the method expected to be utilized by you. See SAB 74 for guidance.

  We have revised MD&A and note 2 to notes to consolidated financial statements to include disclosure of new accounting standards.

Recent Developments Affecting Our Class II Operations, page 62

22.
We note from your disclosure that as of January 1, 2005 you transferred Seneca Allegany and Niagara Casino Class II operations to the Nation. It appears that your transfer of Class II operations to the Nation meets the conditions in paragraph 42 of SFAS No. 144. In this regard, please revise your financial statements to comply with the requirements of paragraph 43 and 44 of SFAS No. 144. Additionally, please revise the notes to your financial statements to include the disclosures required by paragraph 47 of SFAS No. 144.

  During the period that the Company operated the Class II gaming, these operations were not operated as a separate business and discrete financial information was not maintained specifically for these operations. In addition, the Company has continued involvement with the Class II operations, even after the transfer, due to several of these operations being conducted within our facilities. As such, we believe that the criteria of SFAS No. 144 is not met and the treatment of this matter as discontinued operations is not applicable. We have added disclosure that the transfer of the Class II assets as of January 1, 2005 was done at net book value of assets and there was no gain or loss from disposition.

Market and Competition, page 64

23.
Generally, you should provide support or a source for statistics that you cite (e.g. population, mean annual household income and estimated park visitors). Please revise throughout as necessary.

  The requested revisions have been made in this subsection, in "Prospectus Summary—The Issuer" and in "Business—Seneca Niagara Casino".

Legal Proceedings, page 68

24.
Consider including the order numbers of the various court decisions for investor reference.

  We have revised the Prospectus Summary to include the order numbers for the various court decisions.

25.
We note the status of the ongoing litigation with respect to the Cheektowaga site and your consideration of alternative sites for the Erie County casino. Please update the disclosure, here and elsewhere as appropriate, to discuss the progress being made to either find an alternative site for the Seneca Erie Casino, or meet the December 9, 2005 deadline for commencing construction.

  Updated disclosure has been provided here and elsewhere, as appropriate.

26.
Please confirm that you will update this section with each amendment you file prior to effectiveness. It appears that your ongoing litigation, and the attendant delays to construction and potential for missed corporate opportunities, could have a significant impact on your business operations.

  We confirm that the Legal Proceedings will be updated, as appropriate, with each amendment we file prior to effectiveness.

Certain U.S. Federal Income Tax Consequences, page 136

27.
Please revise the title to clarify that this section includes all material, not just certain, U.S. federal tax consequences.

  We have revised the title of this section to read "Material U.S. Federal Income Tax Consequences."

28.
Clarify why the exchange of an old note for an exchange note "should not," rather than "will not," constitute a taxable exchange.

  We have revised the disclosure in this section to provide that the exchange of an old note for an exchange note "will not" constitute a taxable exchange.

Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

29.
Revise to include the city and state where the report of the independent registered accounting firm was issued. Refer to the requirements of Rule 2-02(a) of Regulation S-X.

  The requested revision has been made.

Consolidated Balance Sheets, page F-3

30.
Please revise your consolidated balance sheets and your condensed consolidated balance sheets and notes to the respective financial statements to provide all disclosures required by Rule 5-02.30 of Regulation S-X and SFAS No. 129, as applicable with respect to your stockholders' equity.

  The Company has no outstanding common or preferred shares to disclose on its balance sheet pursuant to Rule 5-02.30 of Regulation S-X and SFAS No. 129. We note that no stock was issued,

  or required to have been issued, to the Nation in connection with the organization of the Company. The Company was organized through resolutions of the Nation's Tribal Council. Ownership is effectively established through control, meaning the ability of the Nation, acting through Tribal Council or otherwise, to appoint the members of the Board of the Company. Note 1 to notes to consolidated financial statements has been revised consistent with the foregoing.

Note 1. Organization and Basis of Presentation, page F-6 and F-7

31.
We note the disclosure in Note 1 indicating that in connection with the approval of the Compact on October 25, 2002, the State of New York transferred to the Nation certain property upon which the former Niagara Falls, New York Convention Center (the Facility) was located. We also note that the Nation leased the property to SNFGC, who then leased the property to Empire State Development Corporation (ESDC). We further note that ESDC then subleased the property back to SNFGC under a sub-lease agreement. Please tell us and clarify in your footnote disclosures why the property was leased by SNFGC to ESDC, then subsequently leased back from ESDC. As part of your response, please explain the business purpose of the leasing transactions and tell us the terms of the various lease arrangements. Also, please explain how and why ESDC was involved in the original financing of the facility as disclosed in Note 1. We may have further comment upon receipt of your response.

  Supplemental Rent Payment. The State of New York owned the land upon which the Niagara Falls Convention Center was located. The Compact executed between the State of New York and the Seneca Nation provided for the City of Niagara Falls Convention Center to be sold to the Nation for $1. The Compact further provided that in the event the Nation, through the Company, expanded gaming operations to a facility (referred to in the Compact as a "Permanent Facility") physically distinct from the original Convention Center building structure, then an additional payment of $24.0 million, representing the ESDC's outstanding bond obligation, would be paid to the ESDC upon commencement of gaming operations in the "Permanent Facility." The ESDC's outstanding bond obligation arose in the mid-1970's from a bond issuance by the agency for construction/renovation of the Convention Center years prior to its transfer to the Nation. In no way was it related to the capital financing for the Convention Center refurbishment into a Class III casino in 2002.

  The economic rationale for the ESDC conditioning the $24 million payment on future casino expansion was as follows: The Compact, Convention Center property transfer and lease agreements took place before the Convention Center was refurbished and before the facility opened for Class III casino gaming. The Nation did not have the financing to pay the $24 million prior to opening. As the State of New York had an economic interest in the success of the casino (the State is now expected to receive in excess of $60 million annually from the Company for the exclusivity fee) the State and ESDC had a compelling reason to forego this payment until such time as the Company demonstrated sustainability as represented by the building expansion.

  Leases. In October 2002 the Nation acquired the Convention Center facility from the ESDC for $1. The Nation entered into a lease for the facility with SNFGC (the Head Lease) as disclosed in Note 11 to the financial statements.

  As the State and ESDC wished to retain a continuing financial interest in the property with potential recourse for collecting the $24.0 million but had passed clear title to the Nation, the sub lease was entered into pursuant to which SNFGC leased the property to the ESDC for $1. Concurrently, ESDC leased (the sub sub-lease) the property back to SNFCG for $1. Under the terms and language of the sub sub-lease agreement, in the event SNFGC conducted Class III gaming in a "Permanent Facility," a $24.0 million "Supplemental Rent" would be due to ESDC. The $24.0 million "Supplemental Rent" due from SNFGC was the $24.0 million additional payment due from the Nation contemplated under the original Compact. We have included disclosure in Note 1 regarding ESDC's financial interest.

  The $24.0 million Supplemental Rent was considered probable and accrued at the time SNFGC made the determination to build additional gaming space attached to the original Convention Center structure.

  As the Compact did not require actual payment until gaming commenced in a "Permanent Facility" (i.e., the planned build-out from the original site), the Company negotiated a discount to $22.0 million in exchange for payment in August of 2004 (at which time the sublease and sub-sublease were terminated) in advance of the required payment date (projected to be December 31, 2005).

32.
We note the disclosure in Note 1 indicating that the Company believes that all expenses incurred by the Nation on behalf of the Company have been properly allocated to the Company. In this regard, please tell us and revise the notes to your financial statements to indicate whether the Company's financial statements include any common or allocated costs incurred by the Nation on the Company's behalf. If so, please revise to disclose the nature and amounts of these costs and the allocation methods used to determine the amount of costs allocated to the Company. Additionally, please provide an assertion by management that the allocation methods used were reasonable, and if practicable, provide an estimate of the costs that would have been incurred had the Company operated on a stand-alone basis. Refer to the guidance outlined in SAB Topic 1:B:1 Question 2.

  We have revised note 1 to reflect that the Nation incurs certain direct costs of the Company that are passed through to the Company on a dollar-for-dollar basis. There are no costs borne by the Nation that are allocated to the Company.

Note 2. Short-term Investment, page F-7

33.
Please expand your disclosure to describe the classification assigned to your short-term investments and provide any disclosures required by SFAS No. 115 with respect to your investments, as applicable. See paragraph 6 of SFAS No. 115 for guidance.

  We have revised note 2 to describe the classification assigned to our short-term investments. Since cost is equal to fair market value, as reflected in the chart in note 2, there is no disclosure necessary for unrealized gains or losses pursuant to SFAS No. 115.

Note 11. Related-Party Transactions, page F-14

34.
We note from this disclosure and note 3 to your condensed consolidated financial statements for the period ended June 30, 2005 that you do not recognize the operating lease expenses for the Seneca Niagara Casino (land and building) and the land upon which Seneca Allegany Casino operates on a straight-line basis, as required by paragraph 15 of SFAS No. 13. In this regard please provide us with and disclose in your filing, your accounting policy related to these operating leases and the rational for your conclusion. We note from your disclosure that "rent is payable only to the extent that sufficient funds are available from the net proceeds derived from operations...", but it is unclear as to whether the rents not paid due to insufficient funds would accumulate in arrears until sufficient funds are generated. Please clarify this point. Additionally, please disclose for each lease, the terms of your renewal options and escalation clauses as required by paragraph 16(d) of SFAS No. 13. Also, please disclose the lease term as defined in paragraph 5(f) of SFAS No. 13 for your verbal land lease agreement associated with Seneca Allegany Casino.

  Paragraph 29 of SFAS No. 13 states that "insofar as the separate financial statements of related parties are concerned, the...accounting shall be the same as for similar leases between unrelated parties, except in cases where it is clear that the terms of the transaction have been significantly affected by the fact that the lessee and lessor are related. In such cases the....accounting shall be modified as necessary to recognize economic substance rather than legal form." The economic substance of the leases with the Nation is to provide a structure by which the Nation can achieve a greater flexibility in benefiting from the operation of the casino, without hindering the minimum cash flows necessary to effectively run the business. As the sole owner (and the fact that we are a governmental instrumentality of the Nation), the Nation may effectively modify the terms of the lease, subject to the restrictions in the Indenture related to the notes. The fact that these leases have since both been amended to increase the monthly rental serves as further evidence that the related party nature of the leases have significantly affected the terms of the leases. We believe that the economic substance of the transaction is represented properly in the accounting for the lease expense. The Seneca Niagara lease does not contain a renewal option or escalation clause. The term for the Seneca Allegany verbal land lease is month to month pending completion of a written contract, and such verbal agreement does not provide for renewal or escalation. Disclosure consistent with the foregoing has been added to our filing.

35.
Reference is made to paragraph six in note 1 to your consolidated financial statements. We note from your disclosure that you have recorded the $22 million payment, associated with the ESDC sub-sub lease agreement, as leasehold improvements. Please explain your rational and provide us with the associated accounting guidance which led to your accounting treatment. Based on the fact that this $22 million payment was paid to satisfy the ESDC sub-sub lease agreement clause, which required you to pay supplemental rent of approximately $24 million in the event you conducted Class III gaming within the City of Niagara Falls and outside of your current facility, it would appear that the basis for this payment was due to satisfy a contingent rental as defined in paragraph 5(n) of SFAS No. 13. We remind you that under SFAS No. 13 contingent rentals affect the determination of income as accruable. In this regard please revise or advise accordingly. We may have further comment upon receipt of your response.

  The sub-lease and sub sub-lease were terminated following payment of the $22 million as the ESDC had no further economic interest in the site and the future sub sub-lease payments forgone by the ESDC as the result of lease termination were only $1 per year. The Company accounted for this $22.0 million transaction based on the underlying economic substance. The payment was the finalization of the original purchase agreement for the Convention Center between the Nation and the State of New York. The payment was categorized as a leasehold improvement as SNFGC is the lessee and the Nation is the lessor of the Convention Center. The leasehold improvement, consistent with all capital costs incurred by the Company in connection with the Convention Center, is amortized over the life of the lease which corresponds to the term of the Compact permitting the operation of a Class III casino. Please also see our response to comment 31.

Note 13. Condensed Consolidated Financial Statements Information, page F-16

36.
Please revise your disclosure to present in separate columns your parent company and subsidiary guarantors financial information, and provide the required disclosures per Rule 3-10 (i)(8), (i)(9) and (i)(10) of Regulation S-X. Also, please revise to provide the required footnote disclosures allowed in Note 1 of paragraph (f) of Rule 3-10 of Regulation S-X for the fiscal year ended September 30, 2003 and 2002, or explain in detail why you do not believe this is required.

  We have revised our disclosure to include separate columns for the parent company and subsidiary guarantors for the year ended September 30, 2004. As there was minimal activity only at SNFGC for the year ended September 30, 2002, and as the only significant operations for the year ended September 30, 2003 were that of SNFGC (except for a dividend to the Nation recorded by the parent, SGC), we believe that additional disclosure would not be meaningful and should not be required for those years.

Condensed Consolidated Financial Statements for the period ended June 30 2005
Condensed Consolidated Balance Sheets, page F-19

37.
We note from your condensed consolidated balance sheets that the change in your "short term investments," significantly increased from September 30, 2004 to June 30, 2005 by approximately $63 million. Based on your condensed consolidated statement of cash flows, it appears that only approximately $45 million of the above-mentioned increase was due to cash purchases of investments. Due to the significance of this increase between the periods presented in your condensed consolidated balance sheet, please provide the disclosures required by paragraph 19 through 21 of SFAS No. 115 for the periods presented in your interim financial statements.

  Supplemental disclosure of a non-cash transfer affecting the short-term investment balance has been added to the condensed consolidated statement of cash flows.

Note 6. Subsequent Event, page F-27

38.
Please revise your subsequent events disclosure in Note 6 to include disclosure regarding your pending complaint with Klewin and the expected impact of this matter on your financial statements.

  Note 6 has been revised to disclose the requested information.

Condensed Consolidating Financial Statements Information

39.
As required by Rule 3-10(f) of Regulation S-X, please provide the condensed consolidated financial information for the parent company, the subsidiary guarantors of your 2004 7 1/4 Senior Notes due 2012 and your non-guarantor subsidiaries for the periods presented in your interim financial statements.

  Upon payoff and termination of the Freemantle Term Loan as of May 23, 2005, SNFGC became a guarantor of the Company's 2004 notes. As of June 30, 2005, all subsidiaries are guarantors of such notes. As such, we feel the requested disclosure is unnecessary in the June 30, 2005 financial statements.

Other

40.
In the event of a delay in the effectiveness of the Company's Form S-4 registration statement, please update the financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

  In the event of a delay in the effectiveness of the Form S-4, we will update the financial statements and related disclosure in accordance with Rule 3-12 of Regulation S-X. We note that, unless the conditions of Rule 3-01(c) of Regulation S-X are met by us and Rule 3-12(d) of Regulation S-X is deemed not to apply to us, our financial statements went "stale" on November 14, 2005. Although we are not currently subject to the reporting requirements of Section 15(d), we file, and have filed, all reports required by Section 15(d). Based on this fact and the discussion below, we believe (i) we have met the condition in Rule 3-01(c)(1) and (ii) Rule 3-12(d) should not be applicable to us, thereby providing us with an additional 45 days before our financial statements go stale. We respectfully request the Staff to permit us to proceed as if (i) we have met the Rule 3-01(c)(1) condition and (ii) Rule 3-12(d) is not applicable to us.

  In September 2004, our prior registration statement on Form S-4 became effective and we became subject to the reporting requirements of Section 15(d) of the Exchange Act. Based on information provided by our Trustee, we believe our 2004 notes were "held of record" (as defined in Rule 12g-5-1 under the Exchange Act) by fewer than 300 persons as of October 1, 2004, the day after our September 30, 2004 fiscal year end (although our Trustee could not provide us with the number of holders of record as of October 1, 2004 since the exchange offer was in progress, our

  Trustee has advised us that as of November 1, 2004 and September 14, 2005 the 2004 notes were held of record by 36 and 35 persons, respectively) and that our reporting obligations were thus suspended effective October 1, 2004. We continued to file voluntarily (and, in fact, were obligated to do so under the operative documents relating to the note offering) all reports required by Section 15(d) of the Exchange Act. All reports required under Section 15(d) have been filed and we have not filed a Form 15.

  We meet the three conditions of Rule 3-01(c), as follows:

  1.
  We file, albeit voluntarily, all reports required by Section 15(d) and all reports due have been filed.

  2.
  For the fiscal year ended September 30, 2005, for which audited financial statements are not yet available, we reasonably and in good faith expect to report income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle.

  3.
  For each of the two fiscal years immediately preceding the fiscal year ended September 30, 2005, we reported net income (with no taxes, extraordinary items or cumulative effect of a change in accounting principle for such periods).

  We believe Rule 3-12(d) should not be applicable to us because, although we are not subject to the reporting requirements of Section 15(d), we file, and have filed, all reports required to be filed by persons subject to Section 15(d).

  In further support of our request, we note that the Staff granted relief in an analogous situation, as set forth in a SEC Telephone Interpretation (1997 Manual, Other Reports, No. 8, Form 8-A). In that Telephone Interpretation, a registrant that had been required to file reports pursuant to Section 15(d) continued to file voluntarily all reports required by Section 15(d) after its reporting obligations were suspended pursuant to Section 15(d) and did not file a Form 15. In these circumstances, the registrant was permitted to use Form 8-A to register its securities pursuant to Section 12(g), despite the language of that form (conditioning use of Form 8-A on the fact that the registrant is "required to file reports pursuant to Section 13 or 15(d)") because (i) the registrant was current in all Section 15(d) reports; and (ii) no additional information would have been made available to the public through requiring a Form 10 to be filed.

  In conclusion, although not subject to the Section 15(d) reporting requirements, we have complied with such requirements and, as a result, believe we have met the 3-01(c)(1) condition and Rule 3-12(d) should not be applicable to us, thereby entitling us to the additional 45 days contemplated by Rule 3-01(c) of Regulation S-X.

41.
Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to the registration statement

  A currently dated consent will be provided in connection with each future amendment to the registration statement.

42.
Please address our comments on the financial statements and related disclosures in your Form S-4 registration statement in future filings on Form 10-K and Form 10-Q, where applicable.

  We will address all of your comments on the financial statements and related disclosures in our registration statement on Form S-4 in our future filings on Form 10-K and Form 10-Q, where applicable.

Signature Page

43.
Please include the signature of your principal accounting officer with the next amendment. Also include the signature of your subsidiary guarantors' principal accounting officers. If an individual who has already signed the registration statement acts in this capacity, please indicate each capacity in which that individual signs the registration statement.

  Joseph A. D'Amato, our and our guarantor subsidiaries' Principal Financial Officer, is also our and our guarantor subsidiaries' Principal Accounting Officer. The Signature Pages have been revised to reflect this.

Index to Exhibits

44.
Please advise us whether you intend to file a tax opinion. It appears from your characterization of the tax discussion on page 136 as a "summary" that you intend to file a tax opinion.

  We do not intend to file a tax opinion.

Letter of Transmittal

45.
Delete the language in the last sentence of the third paragraph on page three requiring the note holder to acknowledge that he/she has "read" all of the terms of the exchange offer.

  We have revised the Letter of Transmittal to delete the referenced language.

  If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (716) 299-1237.

Very truly yours,
/s/ JOSEPH A. D'AMATO Joseph A. D'Amato Senior Vice President, Finance and Administration